SHEA HOMES LIMITED PARTNERSHIP

SHEA HOMES FUNDING CORP.

655 Brea Canyon Road

Walnut, California 91789

March 21, 2012

Via EDGAR and Hand Delivery

Ms. Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Shea Homes Limited Partnership and Shea Homes Funding Corp. Amendment No. 3 to Registration Statement on Form S-4 Response dated February 24, 2012, File No. 333-177328

Dear Ms. Long:

On behalf of Shea Homes Limited Partnership (“SHLP”) and Shea Homes Funding Corp. (together with SHLP and its subsidiaries, the “Companies,” “we,” “our” or “us”), this letter responds to your letter, dated March 1, 2012 (the “Comment Letter”), regarding the above-referenced Amendment No. 3 to Registration Statement on Form S-4 Response dated February 24, 2012. Each response of the Companies is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. The page references in our responses are to the revised prospectus included in Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which is being filed today by electronic submission. The Companies’ Registration Statement on Form S-4, File No. 333-177328, as amended as of the date of this letter, is referred to herein as the “Registration Statement.” We have included with this letter a marked copy of Amendment No. 4 for your convenience.

Note 20. Segment Information, page F-76

1.	We have reviewed your response to comment one in our letter dated February 15, 2012 and have the following additional comments:

Ms. Pamela Long

Securities and Exchange Commission

March 21, 2012

—	Please ensure that your MD&A quantifies and discusses the 2009 loss and 2011 gain related to your Trilogy operations in Peoria, Arizona.

We have disclosed and quantified the financial impact of these transactions in “Management’s Discussion and Analysis—Key Factors Influencing Our Financial Condition and Results of Operations—Joint Venture Transactions” on page 53 of Amendment No. 4.

—	To the extent that you continue to present house gross margin, a non-GAAP measure, in MD&A, please ensure that you present GAAP gross margin in a more prominent manner.

We have prominently disclosed GAAP gross margin in “Management’s Discussion and Analysis—Results of Operations—Gross Margin” on pages 57-58 of Amendment No. 4, and have included more detailed analysis of gross margin and its composition, including house gross margin, on page 57 of Amendment No. 4.

—	Please clarify for us if you are planning to use pretax loss as your measure of segment profit or loss.

Pretax loss is our measure of segment profit or loss, as set forth in Note #20, Segment Information, to our December 31, 2011 consolidated financial statements, on page F-39 of Amendment No. 4.

****

The Companies hereby acknowledge that:

—          should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

—          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement on Form S-4 effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

—          the Companies may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (909) 594-9500 or Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034.

[Signature page follows]

Ms. Pamela Long

Securities and Exchange Commission

March 21, 2012

Sincerely,

/s/ Roberto F. Selva

Roberto F. Selva

Chief Executive Officer

cc:	Andrew L. Fabens, Gibson, Dunn & Crutcher LLP